PURCHASE AGREEMENT

     This agreement is made on the 4th day of March, 1983, between The Prudential Insurance Company of America, a New Jersey corporation
("Prudential"), on its own behalf and on behalf of The Prudential Individual Contract Account The Prudential Qualified Individual Variable Account ("Variable Annuity Accounts"), and The Prudential Series Fund, Inc. a Maryland corporation (the "Series Fund").

     1. The Variable Annuity Accounts are accounts established and maintained by Prudential under New Jersey law as separate investment accounts for the purpose of holding and investing payments, made under variable annuity contracts ("Contracts") issued by Prudential, as provided in such Contracts. Such amounts will be held in one or more of five subaccounts of either of the Variable Annuity Accounts, as directed by the respective contractholders. The Variable Annuity Accounts are registered as unit investment trusts under the Investment Company Act of 1940.

     2. The Series Fund is registered as an open-end management company organized as a series fund under the Investment Company Act of 1940. The Series Fund will be comprised initially of five Portfolios: a Money Market Portfolio, a Common Stock Portfolio, a Bond Portfolio, a Conservatively Managed Flexible Portfolio, and an Aggressively Managed Flexible Portfolio.



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     3. Prudential will invest the assets held in each subaccount of the
Variable Annuity Accounts in shares of the corresponding Portfolio described above.

     NOW, THEREFORE, Prudential and the Series Fund hereby agree as follows:

     1. The Series Fund agrees to sell shares in each of its Portfolios to the corresponding subaccount of each of the Variable Annuity Accounts at net asset value. Orders for such shares shall be made by wire, hand delivery of written orders or telephone directed to the transfer agent designated by the Series Fund. Payment for such shares shall be made by wire transfer of federal funds to the Custodian designated by the Series Fund within five business days after the placing of the corresponding orders.

     2. Redemption of Series Fund shares shall be requested by wire, hand delivery of written requests or telephone directed to the said transfer agent and payment therefore shall be made by wire transfer of federal funds within five business days after the request for redemption is received.

     3. On each day in which the net asset value of the shares of any Portfolio in the Series Fund is Determined, the Series Fund shall provide Prudential with the net asset value of such shares by 5:30 p.m. New York City time or at such later time as shall be agreed to by the parties.



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     4. This Agreement shall remain in effect until terminated by the mutual written consent of the parties hereto.

                                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                   BY /s/ John J. Marcus
                                      ------------------------------------
                                                John J. Marcus
                                             Senior Vice President

                                   THE PRUDENTIAL SERIES FUND, INC.

                                   BY /s/ Martin D. Vogt
                                      ------------------------------------
                                                Martin D. Vogt
                                                  President